October 3, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:                             VIVUS, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

Form 10-Q Quarterly Period Ended June 30, 2012

Filed August 7, 2012

File No. 001-33389

Dear Mr. Rosenberg:

VIVUS, Inc. (the “Company”) provides this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Form 10-K for the fiscal year ended December 31, 2011 and Form 10-Q for the quarterly period ended June 30, 2012, which were furnished by your letter dated September 27, 2012 (the “Staff Letter”).  In response to the Staff’s comments, we reproduced below the comments set forth in the Staff Letter and followed each comment with our response.  The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter.  References to “we”, “our” or “us” mean the Company as the context may require.

Please note that the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development, page 122

1.                                      Staff Comment — Please also provide the disclosure requested in previous comment one in your future Forms 10-Q.

VIVUS Response — We will provide the disclosure requested in previous comment one in our future Forms 10-Q, in addition to the future Forms 10-K.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Activities, Page 16

2.                                      Staff Comment — Regarding previous comment two, tell us why you believe it is appropriate to defer the costs as prepaid expenses rather than charging them to expense.

VIVUS Response — As of June 30, 2012, the amounts included in the Company’s prepaid expenses and other current assets are comprised primarily of (1) prepayments for future services, (2) deposits related to leasing arrangements, and (3) receivables from interest income and proceeds from stock option exercises. These amounts meet the definition of an asset under the FASB Concept Statement 6 because they are probable future economic benefits obtained or controlled by the Company as a result of past transactions or events. As such, the costs have been deferred as prepaid expenses on the balance sheet and will be (1) charged to expense accordingly when the related prepaid services are rendered to us, or (2) converted to cash when the receivables are collected by the Company.

If you have any further questions or comments, please do not hesitate to contact me at (650) 934-5242.

Sincerely,

VIVUS, Inc.

/s/ Timothy E. Morris
Timothy E. Morris,
SVP Global Corporate Development
and Finance, Chief Financial Officer

cc:         Frank Wyman

Lisa Vanjoske

Securities and Exchange Commission

Leland Wilson

Lee Perry

John Slebir

VIVUS, Inc.

Jon Layman

Hogan Lovells US LLP